UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Spectral Capital Corp.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

84757R208

(CUSIP Number)

Sky Data PLL OU

Ahtri tn 6a

Tallinn, Harju maakond

Estonia 10151

Telephone: +37253070291

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 84757R208	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Sky Data PLL OU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Estonia
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 3,563,043 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,563,043 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,563,043 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.68% (2)
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 84757R208	Page 3 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Vladimir Ivanov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Estonia
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER

3,563,043 (1)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

3,563,043 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,563,043 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.68% (2)
14	TYPE OF REPORTING PERSON

IN

(1)Beneficial ownership of the Common Stock (as defined below) was acquired by the Reporting Persons (as defined below) as follows: 3,563,043 shares were received as repayment of $81,950 in debt owed to the Reporting Persons on April 25, 2024.

(2) Based on 62,717,827 shares of Common Stock outstanding as of May 9, 2024 based on information reported in the Issuer’s Form 10-Q for the period ended March 31, 2024 filed with the Securities and Exchange Commission on May 17, 2024.  The 3,563,043 shares of Common Stock received by the Reporting Persons on April 25, 2024 represented 5.89% of the Common Stock issued and outstanding on such date.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Spectral Capital Corporation, a Nevada corporation (the “Issuer”), whose principal executive office is located at c/o Spectral Capital Corporation, 701 Fifth Avenue, Suite 4200 Seattle, Washington 98104.

Item 2. Identity and Background

a.The Schedule 13D is being filed by Sky Data PLL OU, an Estonian private limited liability company (“SKY”), and Vladimir Ivanov, the manager of SKY, (the “Manager”), (SKY and the Manager are collectively referred to as the “Reporting Persons”).

b.The business address of the Reporting Persons is Ahtri tn 6a Tallinn, Harju maakond, Estonia 10151.

c.The principal business of SKY is business and other management consultancy activities. The Manager is the control person and manager of SKY.

d.During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.During the last five years, the Reporting Persons have not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which neither it nor either of them was or is subject to a judgment, decree or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.Sky is domiciled in Estonia.

Item 3. Source and Amount of Funds or Other Consideration

The 3,563,043 shares of the Common Stock of the Issuer were issued to the Reporting Persons as repayment of $81,950 in debt owed to the Reporting Persons. The shares were issued pursuant to Rule 506(b) of Regulation D of the Securities Act.

Item 4. Purpose of Transaction

•The Reporting Persons acquired the 3,563,043 shares of the Common Stock as repayment for $81,950 in debt owed to the Reporting Persons. The Reporting Persons do not have any plans or intentions to engage in:

•Acquiring or selling securities of the issuer

•Any extraordinary corporate transaction, such as a merger, reorganization, or liquidation

•Selling or transferring a significant amount of the issuer's assets

•Changing the issuer's board of directors or management

•Changing the issuer's capitalization or dividend policy

•Making any other material changes to the issuer's business or corporate structure

•Changing the issuer's charter, bylaws, or instruments

Item 5. Interest in Securities of the Issuer

(a) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

(c)Except as described in Items 4 and 6, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d)None.

(e)Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2024

Vladimir Ivanov

/s/ Vladimir Ivanov

Sky Data PLL OU

/s/ Vladimir Ivanov
Title: Authorized Signatory

Exhibit 99.1- Joint Filing Agreement

Exhibit 99.2 - Correspondence